UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2012

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: July 25, 2012		Signed:	/s/ Paul Bachand
	By:	Name:	Paul Bachand
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: July 25, 2012		Signed:	/s/ Paul Bachand
	By:	Name:	Paul Bachand
		Title:	Assistant Corporate Secretary

Release: Immediate July 25, 2012

CANADIAN PACIFIC ANNOUNCES SECOND-QUARTER 2012 RESULTS

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced its second-quarter 2012 results today with reported net income of $103 million and diluted earnings per share of $0.60, inclusive of the negative impact of approximately $0.30 from significant items including management transition and advisory costs and an Ontario corporate income tax rate change. In addition, the nine-day strike is estimated to have reduced diluted earnings per share by $0.25 to $0.30.

For the first half of 2012 Canadian Pacific’s net income was $245 million, an increase of $83 million, or 51 per cent and diluted earnings per share of $1.42, an increase of $0.47, or 49 per cent. These increases were primarily due to increased volumes and improved operating performance.

SECOND-QUARTER 2012 RESULTS COMPARED WITH SECOND-QUARTER 2011

•	Total revenues were $1.4 billion, an increase of $101 million

•	Operating expenses were $1.1 billion, an increase of $93 million

•	Average fuel price was essentially flat at $3.49 U.S. dollars per U.S. gallon compared to $3.50 U.S. dollars per U.S. gallon

•	Operating income was $239 million, an increase of $8 million

•	Operating ratio was 82.5 per cent, an increase of 80 basis points

•	Net income was $103 million, a decrease of $25 million

•	Diluted earnings per share were $0.60 per share, a decrease of $0.15 per share

Canadian Pacific’s newly appointed President and Chief Executive Officer, E. Hunter Harrison said, “I look forward to working with a solid team of dedicated railroaders to improve CP’s service offering and drive long-term shareholder value. Canadian Pacific is a strong franchise with positive market opportunities.”

Conference Call Information

CP will discuss its results with analysts in a conference call beginning at 1:00 p.m. Eastern time (11:00 a.m. Mountain time) on July 25, 2012.

Conference Call Access

Toronto participants dial in number: (647) 427-7450

Operator assisted toll free dial in number: 1-888-231-8191

Callers should dial in 10 minutes prior to the call.

Webcast

For those with Internet access we encourage you to listen via CP’s website. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through August 22, 2012 at 416-849-0833 or toll free 1-855-859-2056, password 91414131. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

About Canadian Pacific

Canadian Pacific (CP: TSX)(NYSE: CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit www.cpr.ca to learn more.

Contacts:

Media

Nicole Sasaki

Tel.: 403-835-9005

24/7 Media Pager: 855-242-3674

email: nicole_sasaki@cpr.ca

Investment Community

Janet Weiss

Tel.: 403-319-3591

email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months		For the six months
	ended June 30		ended June 30
	2012	2011	2012	2011
Revenues
Freight	$1,332	$1,233	$2,672	$2,368
Other	34	32	70	60

Total revenues	1,366	1,265	2,742	2,428
Operating expenses
Compensation and benefits (Note 11)	366	337	757	701
Fuel	242	237	511	463
Materials	57	57	121	129
Equipment rents	56	54	106	105
Depreciation and amortization	135	122	262	244
Purchased services and other (Notes 10 and 11)	271	227	472	446

Total operating expenses	1,127	1,034	2,229	2,088

Operating income	239	231	513	340
Less:
Other income and charges	19	(5)	32	(6)
Net interest expense	69	63	138	127

Income before income tax expense	151	173	343	219

Income tax expense (Note 3)	48	45	98	57

Net income	$103	$128	$245	$162

Earnings per share (Note 4)
Basic earnings per share	$0.60	$0.76	$1.43	$0.96
Diluted earnings per share	$0.60	$0.75	$1.42	$0.95

Weighted-average number of shares (millions)
Basic	171.1	169.4	170.8	169.3
Diluted	172.4	170.7	172.2	170.6

Dividends declared per share	$0.3500	$0.3000	$0.6500	$0.5700

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the six months
	ended June 30		ended June 30
	2012	2011	2012	2011
Net income	$103	$128	$245	$162
Net loss in foreign currency translation adjustments, net of hedging activities	(7)	(2)	(2)	—
Change in derivatives designated as cash flow hedges	(8)	(7)	2	(3)
Change in defined benefit pension and post-retirement plans	54	40	108	76

Other comprehensive income before income taxes	39	31	108	73
Income tax expense	(4)	(11)	(28)	(31)

Other comprehensive income	35	20	80	42

Comprehensive income	$138	$148	$325	$204

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	June 30	December 31
	2012	2011
Assets
Current assets
Cash and cash equivalents	$82	$47
Accounts receivable, net	497	518
Materials and supplies	151	138
Deferred income taxes	175	101
Other current assets	69	52

	974	856

Investments	138	167
Net properties	12,964	12,752
Goodwill and intangible assets	192	192
Other assets	138	143

Total assets	$14,406	$14,110

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$—	$27
Accounts payable and accrued liabilities	1,101	1,133
Long-term debt maturing within one year	52	50

	1,153	1,210

Pension and other benefit liabilities (Note 8)	1,240	1,372
Other long-term liabilities	313	365
Long-term debt (Note 5)	4,745	4,695
Deferred income taxes	2,017	1,819

Total liabilities	9,468	9,461

Shareholders’ equity
Share capital	1,934	1,854
Additional paid-in capital	81	86
Accumulated other comprehensive loss	(2,656)	(2,736)
Retained earnings	5,579	5,445

	4,938	4,649

Total liabilities and shareholders’ equity	$14,406	$14,110

Commitments and contingencies (Note 9)

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended June 30		For the six months ended June 30
	2012	2011	2012	2011
Operating activities
Net income	$103	$128	$245	$162
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	135	122	262	244
Deferred income taxes (Note 3)	48	52	94	60
Pension funding in excess of expense (Note 8)	(23)	(13)	(30)	(24)
Other operating activities, net	6	(15)	(23)	(13)
Change in non-cash working capital balances related to operations	57	(61)	(21)	(81)

Cash provided by operating activities	326	213	527	348

Investing activities
Additions to properties	(292)	(219)	(525)	(352)
Proceeds from the sale of properties and other assets (Note 6)	17	15	62	21
Other	—	(1)	(1)	(1)

Cash used in investing activities	(275)	(205)	(464)	(332)

Financing activities
Dividends paid	(51)	(46)	(102)	(92)
Issuance of common shares	17	2	55	11
Issuance of long-term debt (Note 5)	—	—	71	—
Repayment of long-term debt	(13)	(6)	(25)	(18)
Net decrease in short-term borrowing	—	—	(27)	—

Cash used in financing activities	(47)	(50)	(28)	(99)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	1	(1)	—	(10)

Cash position
Increase (decrease) in cash and cash equivalents	5	(43)	35	(93)
Cash and cash equivalents at beginning of period	77	311	47	361

Cash and cash equivalents at end of period	$82	$268	$82	$268

Supplemental disclosures of cash flow information:
Income taxes (refunded) paid	$(11)	$4	$(7)	$3
Interest paid	$83	$91	$134	$140

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	245	245
Other comprehensive income	—	—	—	80	—	80
Dividends declared	—	—	—	—	(111)	(111)
Effect of stock-based compensation expense	—	—	18	—	—	18
Shares issued under stock option plans	1.3	80	(23)	—	—	57

Balance at June 30, 2012	171.3	$1,934	$81	$(2,656)	$5,579	$4,938

	Common			Accumulated
	shares		Additional	other		Total
	(in	Share	paid-in	comprehensive	Retained	shareholders’
	millions)	capital	capital	loss	earnings	equity
Balance at January 1, 2011	169.2	$1,813	$24	$(2,086)	$5,073	$4,824
Net income	—	—	—	—	162	162
Other comprehensive income	—	—	—	42	—	42
Dividends declared	—	—	—	—	(97)	(97)
Effect of stock-based compensation expense	—	—	11	—	—	11
Changes to stock-based compensation awards (Note 7)	—	—	52	—	—	52
Shares issued under stock option plans	0.2	13	(2)	—	—	11

Balance at June 30, 2011	169.4	$1,826	$85	$(2,044)	$5,138	$5,005

See Notes to Interim Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2011 consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2011 consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Fair value measurement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not impact the results of operations or financial position but resulted in increased note disclosure (see Note 6).

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company has elected to present items of net income and other comprehensive income in two separate, but consecutive, statements as opposed to one continuous statement. With FASB’s deferral of certain aspects of this accounting standard update in December 2011 and as the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption did not impact the results of operations or financial position.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The Company will consider this option when testing goodwill for impairment. As it does not change how a goodwill impairment loss is measured, the adoption of the guidance does not impact the results of operations and financial position.

3	Income taxes

During the three months ended June 30, 2012, legislation was enacted to cancel the previously planned province of Ontario’s corporate income tax rate reductions. As a result of these changes, the Company recorded an income tax expense of $11 million in the quarter, based on its deferred income tax balances as at December 31, 2011.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

3	Income taxes (continued)

	For the three months ended June 30		For the six months ended June 30
(in millions of Canadian dollars)	2012	2011	2012	2011
Current income tax expense	$—	$(7)	$4	$(3)
Deferred income tax expense	48	52	94	60

Income tax expense	$48	$45	$98	$57

The effective income tax rate for the three and six months ended June 30, 2012 was 31.8% and 28.6% respectively, (three and six months ended June 30, 2011 – 26.0%) as a result of the change in the province of Ontario’s corporate income tax rate.

4	Earnings per share

At June 30, 2012, the number of shares outstanding was 171.3 million (June 30, 2011 – 169.4 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2012	2011	2012	2011
Weighted-average shares outstanding	171.1	169.4	170.8	169.3
Dilutive effect of stock options	1.3	1.3	1.4	1.3

Weighted-average diluted shares outstanding	172.4	170.7	172.2	170.6

For the three and six months ended June 30, 2012, 388,067 and 313,000 options, respectively, were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and six months ended June 30, 2011 – 2,023,500 and 1,456,021, respectively).

5	Long-term debt

During the first quarter of 2012, the Company issued US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million. These Notes are secured by locomotives previously acquired by the Company with a carrying value of $71 million at June 30, 2012. The Company pays equal blended semi-annual payments of principal and interest up to and including March 2027. Final repayment of the remaining principal of US$35 million is due in March 2027.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

6	Financial instruments

A.	Fair values of financial instruments

GAAP establishes a fair value hierarchy that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,632 million at June 30, 2012 (December 31, 2011 – $5,314 million) with a carrying value of $4,797 million (December 31, 2011 – $4,745 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below:

Long-term floating rate notes

During the first quarter of 2012, the Company sold all of its Master Asset Vehicle (“MAV”) 2 Class A-2 Notes which had a carrying value of $33 million (original cost – $46 million) for proceeds and interest of $33 million.

At June 30, 2012, the Company’s investment in MAV 2 Class A-1 Notes has a carrying value, being the estimated fair value of the notes, reported in “Investments” of $48 million (original cost – $59 million). During June 2012, DBRS upgraded the rating of the Notes from A (high) to AA (low).

Accretion and other minor changes in market assumptions resulted in net unrealized income of $1 million and $2 million in the three and six months ended June 30, 2012, respectively (three and six months ended June 30, 2011 – gains of $9 million and $10 million, respectively) which were reported in “Other income and charges”.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes at June 30, 2012 and December 31, 2011, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The valuation of the Notes is prepared by the Company’s Treasury department and results are reviewed by senior finance officials, at a minimum, on a quarterly basis. The Notes at June 30, 2012, are expected to mature in January 2017 and are modelled using an average coupon interest rate of 0.8%, a discount rate of 4.8%, and assumed no credit losses. Similar assumptions were modelled at December 31, 2011, with the exception of the discount rate which was 6.1%.

Changes in the fair value of the Notes resulting from a 50 basis point increase/decrease in the coupon interest rate or discount rate would have a negligible impact on earnings during the three and six months ended June 30, 2012 and 2011.

B.	Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

6	Financial instruments (continued)

objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three and six months ended June 30, 2012 was an unrealized foreign exchange loss of $66 million and $6 million, respectively (three and six months ended June 30, 2011 – unrealized gain of $16 million and $90 million, respectively). There was no ineffectiveness for the three and six months ended June 30, 2012, and comparative periods.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At June 30, 2012, the Company had FX forward contracts to fix the exchange rate on US$50 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. At June 30, 2011, the Company had FX forward contracts to fix the exchange rate on US$101 million of its 5.75% 2013 Notes due in May 2013, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three and six months ended June 30, 2012, an unrealized foreign exchange gain of $5 million and $1 million, respectively (three months and six months ended June 30, 2011 – unrealized loss of $1 million and $5 million, respectively) was recorded in “Other income and charges” in relation to these derivatives. These gains in 2012 recorded in “Other income and charges” were largely offset by the unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, the losses in 2011 were largely offset by the unrealized gains on the underlying debt.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

6	Financial instruments (continued)

At June 30, 2012, the unrealized gain derived from these FX forwards was $12 million which was included in “Other assets” with the offset reflected as an unrealized gain of $4 million in “Accumulated other comprehensive loss” and as an unrealized gain of $8 million in “Retained earnings”. At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized loss of $1 million in “Accumulated other comprehensive loss” and as an unrealized gain of $7 million in “Retained earnings”.

At June 30, 2012, the Company expected that, during the next twelve months, unrealized pre-tax losses of $2 million would be reclassified to “Other income and charges”.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

At June 30, 2012 and December 31, 2011, the Company had no outstanding interest rate swaps.

Stock-based compensation expense management

Total Return Swaps (“TRS”)

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company has a TRS to reduce the volatility to the Company over time on three types of stock-based compensation programs: Tandem share appreciation rights (“TSARs”), Deferred share units (“DSUs”), and Restricted share units (“RSUs”). As the Company’s share price appreciates, these programs create increased compensation expense. The TRS is a derivative that provides a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. This derivative is not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs.

During the six months ended June 30, 2012, the Company reduced the size of the TRS program by 0.3 million share units for proceeds of $1 million. During the same period of 2011 the program was reduced by 0.5 million share units at minimal cost. At June 30, 2012, the Company had 0.3 million share units (December 31, 2011 – 0.6 million) remaining in the TRS.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

6	Financial instruments (continued)

Energy futures

At June 30, 2012, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 20 million U.S. gallons during the period July 2012 to June 2013 at an average price of $3.01 per U.S. gallon. This represents approximately 7% of estimated fuel purchases for this period. At June 30, 2012, the unrealized loss on these futures contracts was $5 million (December 31, 2011 – $3 million) and was reflected in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheets.

The impact of settled commodity swaps increased “Fuel” expense by $1 million in the three months ended June 30, 2012, as a result of realized losses on diesel swaps. During the six months ended June 30, 2012, these swaps had a negligible impact to “Fuel” expense. During the three and six months ended June 30, 2011, these swaps decreased “Fuel” expense by $4 million and $7 million, respectively, as a result of realized gains. At June 30, 2012, the Company expected that, during the next twelve months, $5 million of unrealized pre-tax holding losses on diesel future contracts would be realized and recognized in “Fuel” expense as a result of these derivatives being settled.

7	Stock-based compensation

At June 30, 2012, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense of $3 million for the three months ended June 30, 2012 and an expense of $26 million for the six months ended June 30, 2012 (three and six months ended June 30, 2011 expense of $3 million and $15 million, respectively). Most of the stock-based compensation plans include a provision whereby vesting is accelerated should certain changes in the composition of the Board of Directors occur. These provisions were triggered on June 26, 2012 and the recognition of the revised vesting terms as outlined in the stock-based compensation plans resulted in a credit to “Compensation and benefits” of $8 million in the second quarter of 2012. RSUs and TSARs were not impacted by this change and for DSUs 14,080 units were subject to immediate vesting. The impact discussed above on options and performance share units is outlined in more detail below.

Regular options

In the three months ended June 30, 2012, under CP’s stock option plans, the Company issued 1,230,600 regular options, including options granted upon management transition (see Note 11) at the weighted-average price of $74.48 per share, based on the last closing price immediately prior to the grant (first six months of 2012 - 1,236,100 regular options at the weighted-average price of $74.48 per share). Pursuant to the employee plans, these regular options vest between 12 and 48 months after the grant date, and will expire after 10 years. Certain of these options granted are only exercisable after employment is terminated.

The recent changes to the composition of the Board triggered the immediate vesting on June 26, 2012 of all unvested regular options granted prior to 2012, 4,000 unvested options granted in 2012, and all unvested performance options. As at June 30, 2012, 5,276,345 options are exercisable.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

7	Stock-based compensation (continued)

Under the fair value method, the fair value at the grant date of the regular options issued in the six months ended June 30, 2012 was $22 million. The weighted-average fair value assumptions were approximately:

For the six months
ended June, 30 2012
Grant price	$74.48
Expected option life (years) (1)	5.99
Risk-free interest rate (2)	1.48%
Expected stock price volatility (3)	31%
Expected annual dividends per share (4)	$1.40
Expected forfeiture rate (5)	1.00%
Weighted-average grant date fair value of regular options granted during the period	$17.66

(1)

Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour, or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the first six months of 2012, the Company issued 278,670 PSUs with a grant date fair value of $21 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Recent changes to the Board also resulted in the immediate vesting of a pro-rata portion of all unvested PSUs during the second quarter of 2012. The number of units that vested was based on the number of months of the total performance period that had passed and the fair value of the units to be settled was based on the average closing price of the 30 trading days prior to June 26, 2012. The payout of $32 million will occur in the third quarter of 2012.

The performance period for the first grant of PSUs issued in 2009 ended December 31, 2011. These PSUs are earned based on the Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and Return on Capital Employed (“ROCE”). The TSR for the three-year period exceeded target, while ROCE targets were not met. The TSR component of the plan resulted in a total PSU payout equal to 200% for half of the award, in effect resulting in a target payout. The payout of $24 million occurred in March 2012 and was calculated using the Company’s average share price during the last 30 trading days ending on December 31, 2011.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

7	Stock-based compensation (continued)

Tandem share appreciation rights (“TSARs”)

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. During the first quarter of 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($70 million) and the recognized deferred tax asset ($18 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted average fair value of the units cancelled during the first quarter of 2011 was $25.36 per unit.

8	Pensions and other benefits

In the three and six months ended June 30, 2012, the Company made contributions of $33 million and $50 million, respectively (2011 - $24 million and $47 million, respectively) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and six months ended June 30, 2012, included the following components:

	For the three months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011
Current service cost (benefits earned by employees in the period)	$33	$26	$5	$4
Interest cost on benefit obligation	113	115	6	6
Expected return on fund assets	(188)	(168)	—	—
Recognized net actuarial loss	52	35	2	1
Amortization of prior service costs	—	3	—	—

Net periodic benefit cost	$10	$11	$13	$11

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

8	Pensions and other benefits (continued)

	For the six months ended June 30
	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011
Current service cost (benefits earned by employees in the period)	$66	$52	$10	$8
Interest cost on benefit obligation	226	230	12	13
Expected return on fund assets	(376)	(336)	—	—
Recognized net actuarial loss	104	71	3	2
Amortization of prior service costs	—	6	—	—

Net periodic benefit cost	$20	$23	$25	$23

9	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2012 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At June 30, 2012, the Company had committed to total future capital expenditures amounting to $396 million and operating expenditures amounting to $1,763 million for the years 2012-2030.

Minimum payments under operating leases were estimated at $771 million in aggregate, with annual payments in each of the five years following 2012 of (in millions): 2013 – $135; 2014 – $101; 2015 – $87; 2016 – $68 and 2017 – $44.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three and six months ended June 30, 2012 was $1 million and $1 million, respectively (three and six months ended June 30, 2011 - $1 million and $2 million, respectively). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at June 30, 2012 was $95 million (December 31, 2011 - $ 97 million). Payments are expected to be made over 10 years to 2022.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012

(unaudited)

9	Commitments and contingencies (continued)

The Dakota, Minnesota & Eastern Railroad Corporation was purchased for $1.5 billion resulting in goodwill of $150 million (US$147 million) as at June 30, 2012. Future contingent payments of up to approximately US$1.2 billion consisting of US$441 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$777 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price.

10	Insurance recovery

In 2010, the Company suffered losses due to flooding in southern Alberta and Saskatchewan. An amount of $12 million for business interruption insurance recoveries was recognized in “Purchased services and other” for the six months ended June 30, 2012. In addition, in the fourth quarter of 2011 the Company recorded $5 million of insurance recoveries with respect to the same incident.

11	Management transition

On May 17, 2012, Mr. Fred Green resigned as a director from the Board of Directors and left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012.

On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. This charge was recorded in “Compensation and benefits” and “Purchased services and other”, $16 million and $22 million, respectively.

Included in this charge were amounts totalling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million which was payable at June 30, 2012, to Pershing Square Capital Management, L.P. (“Pershing Square”) and related entities. Pershing Square and related entities own or control approximately 14% of the Company’s outstanding shares, and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount payable to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to or incurred on behalf of Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. Reimbursement on behalf of Mr. Harrison was a precondition of Mr. Harrison accepting the Company’s offer of employment. As a result of the payment, the Company would be entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, which will allow the Company to recover to the extent of Mr. Harrison’s success in those proceedings. The Company may also receive repayment in other circumstances in the event of certain breaches of Mr. Harrison’s employment obligations to it. Mr. Harrison was also granted stock options and DSUs upon commencing employment that had a grant date fair value of $12 million (see Note 7).

In addition, the Company agreed to indemnify Mr. Harrison for certain other amounts, to a maximum of $3 million plus legal fees. No amount has been accrued at June 30, 2012.

The Company also recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Green.

Summary of Rail Data

Second Quarter						Year-to-date
2012	2011	Fav/(Unfav)%			Financial (millions, except per share data)	2012	2011	Fav/(Unfav)%
					Revenues
$1,332	$1,233	$99	8		Freight revenue	$2,672	$2,368	$304	13
34	32	2	6		Other revenue	70	60	10	17

1,366	1,265	101	8		Total revenues	2,742	2,428	314	13

					Operating expenses
366	337	(29)	(9)		Compensation and benefits	757	701	(56)	(8)
242	237	(5)	(2)		Fuel	511	463	(48)	(10)
57	57	—	—		Materials	121	129	8	6
56	54	(2)	(4)		Equipment rents	106	105	(1)	(1)
135	122	(13)	(11)		Depreciation and amortization	262	244	(18)	(7)
271	227	(44)	(19)		Purchased services and other	472	446	(26)	(6)

1,127	1,034	(93)	(9)		Total operating expenses (OE)	2,229	2,088	(141)	(7)

239	231	8	3		Operating income	513	340	173	51
					Less:
19	(5)	(24)	—		Other income and charges	32	(6)	(38)	—
69	63	(6)	(10)		Net interest expense	138	127	(11)	(9)

151	173	(22)	(13)		Income before income tax expense	343	219	124	57
48	45	(3)	(7)		Income tax expense	98	57	(41)	(72)

$103	$128	$(25)	(20)		Net income	$245	$162	$83	51

82.5	81.7	(0.8)	(80	)bps	Operating ratio (%)	81.3	86.0	4.7	470	bps
$0.60	$0.76	$(0.16)	(21)		Basic earnings per share	$1.43	$0.96	$0.47	49

$0.60	$0.75	$(0.15)	(20)		Diluted earnings per share	$1.42	$0.95	$0.47	49

					Shares Outstanding
171.1	169.4	1.7	1		Weighted average number of shares outstanding (millions)	170.8	169.3	1.5	1
172.4	170.7	1.7	1		Weighted average number of diluted shares outstanding (millions)	172.2	170.6	1.6	1

					Foreign Exchange
0.99	1.03	0.04	4		Average foreign exchange rate (US$/Canadian$)	0.99	1.02	0.03	3
1.01	0.97	0.04	4		Average foreign exchange rate (Canadian$/US$)	1.01	0.98	0.03	3

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2012	2011	Fav/(Unfav)%			2012	2011	Fav/(Unfav)%
				Commodity Data

				Freight Revenues (millions)
$233	$255	$(22)	(9)	- Grain	$521	$487	$34	7
148	145	3	2	- Coal	285	251	34	14
150	150	—	—	- Sulphur and fertilizers	276	279	(3)	(1)
306	232	74	32	- Industrial and consumer products	604	463	141	30
116	84	32	38	- Automotive	221	164	57	35
48	46	2	4	- Forest products	98	91	7	8
331	321	10	3	- Intermodal	667	633	34	5

$1,332	$1,233	$99	8	Total Freight Revenues	$2,672	$2,368	$304	13

				Millions of Revenue Ton-Miles (RTM)
6,712	7,816	(1,104)	(14)	- Grain	15,312	15,076	236	2
5,329	5,564	(235)	(4)	- Coal	10,534	9,534	1,000	10
5,617	5,643	(26)	—	- Sulphur and fertilizers	9,659	10,512	(853)	(8)
7,020	5,515	1,505	27	- Industrial and consumer products	14,056	11,477	2,579	22
658	545	113	21	- Automotive	1,317	1,068	249	23
1,169	1,179	(10)	(1)	- Forest products	2,384	2,471	(87)	(4)
6,054	5,961	93	2	- Intermodal	12,108	11,769	339	3

32,559	32,223	336	1	Total RTMs	65,370	61,907	3,463	6

				Freight Revenue per RTM (cents)
3.47	3.26	0.21	6	- Grain	3.40	3.23	0.17	5
2.78	2.61	0.17	7	- Coal	2.71	2.63	0.08	3
2.67	2.66	0.01	—	- Sulphur and fertilizers	2.86	2.65	0.21	8
4.36	4.21	0.15	4	- Industrial and consumer products	4.30	4.03	0.27	7
17.63	15.41	2.22	14	- Automotive	16.78	15.36	1.42	9
4.11	3.90	0.21	5	- Forest products	4.11	3.68	0.43	12
5.47	5.39	0.08	1	- Intermodal	5.51	5.38	0.13	2

4.09	3.83	0.26	7	Total Freight Revenue per RTM	4.09	3.83	0.26	7

				Carloads (thousands)

91	112	(21)	(19)	- Grain	201	212	(11)	(5)
82	81	1	1	- Coal	160	141	19	13
54	54	—	—	- Sulphur and fertilizers	96	103	(7)	(7)
113	96	17	18	- Industrial and consumer products	228	196	32	16
42	37	5	14	- Automotive	84	73	11	15
16	18	(2)	(11)	- Forest products	34	36	(2)	(6)
248	249	(1)	—	- Intermodal	499	492	7	1

646	647	(1)	—	Total Carloads	1,302	1,253	49	4

				Freight Revenue per Carload
$2,560	$2,277	$283	12	- Grain	$2,592	$2,297	$295	13
1,805	1,790	15	1	- Coal	1,781	1,780	1	—
2,778	2,778	—	—	- Sulphur and fertilizers	2,875	2,709	166	6
2,708	2,417	291	12	- Industrial and consumer products	2,649	2,362	287	12
2,762	2,270	492	22	- Automotive	2,631	2,247	384	17
3,000	2,556	444	17	- Forest products	2,882	2,528	354	14
1,335	1,289	46	4	- Intermodal	1,337	1,287	50	4

$2,062	$1,906	$156	8	Total Freight Revenue per Carload	$2,052	$1,890	$162	9

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2012	2011 (1)	Fav/(Unfav)%			2012	2011 (1)	Fav/(Unfav)%
				Operations Performance

1.85	1.65	(0.20)	(12)	OE per GTM (cents)(2)	1.80	1.75	(0.05)	(3)
1.78	1.65	(0.13)	(8)	OE, less land sales, fuel price impact, and CEO transition costs, per GTM (cents)(3)	1.75	1.76	0.01	1
16,992	16,219	(773)	(5)	Average number of active employees - Total(4)	16,490	15,567	(923)	(6)
14,477	13,947	(530)	(4)	Average number of active employees - Expense(4)	14,717	13,978	(739)	(5)
17,701	16,439	(1,262)	(8)	Number of employees at end of period - Total	17,701	16,439	(1,262)	(8)
15,141	14,067	(1,074)	(8)	Number of employees at end of period - Expense	15,141	14,067	(1,074)	(8)
41.2	54.2	13.0	24	Average daily active cars on-line (thousands)	40.5	54.7	14.2	26
1,057	1,114	57	5	Average daily active road locomotives on-line	1,045	1,088	43	4

60,926	62,763	(1,837)	(3)	Freight gross ton-miles (millions)	123,614	118,998	4,616	4
9,681	10,059	(378)	(4)	Train miles (thousands)	20,023	19,304	719	4
6,690	6,654	36	1	Average train weight - excluding local traffic (tons)	6,550	6,577	(27)	—
5,764	5,732	32	1	Average train length - excluding local traffic (feet)	5,673	5,670	3	—
23.7	20.0	3.7	19	Average train speed - AAR definition (mph)	24.5	19.9	4.6	23
18.0	20.1	2.1	10	Average terminal dwell - AAR definition (hours)	17.7	21.8	4.1	19
194.2	154.3	39.9	26	Car miles per car day	201.2	146.1	55.1	38
164.7	164.0	0.7	—	Locomotive productivity (daily average GTMs/active HP)	169.7	160.8	8.9	6
4.2	4.5	(0.3)	(7)	Employee productivity (million GTMs/expense employee)	8.4	8.5	(0.1)	(1)

1.14	1.14	—	—	Fuel efficiency(5)	1.19	1.22	0.03	2
68.8	70.2	1.4	2	U.S. gallons of locomotive fuel consumed (millions)(6)	145.4	143.3	(2.1)	(1)
3.49	3.50	0.01	—	Average fuel price (U.S. dollars per U.S. gallon)	3.49	3.31	(0.18)	(5)

				Safety
1.26	1.76	0.50	28	FRA personal injuries per 200,000 employee-hours	1.21	1.77	0.56	32
1.55	1.82	0.27	15	FRA train accidents per million train-miles	1.53	2.15	0.62	29

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Gross Ton-Mile (GTM) is the movement of the combined tons (freight car tare, inactive locomotive tare, and contents) a distance of one mile.
(3)

OE, less land sales, fuel price impact, and CEO transition costs, per GTM is calculated consistently with OE per GTM except for the exclusion of net gains on land sales, fuel price impact, the latter to remove the volatility of fuel prices and to provide comparative fuel expenses at the 2011 fuel price, and CEO transition costs. Net gains on land sales were $3 million and $2 million for the three months ended June 30, 2012 and 2011, respectively, and $7 million and $2 million for the six months ended June 30, 2012 and 2011, respectively. The impact in fuel price was unfavourable $2 million for the three months ended June 30, 2012 and unfavourable $31 million for the six months ended June 30, 2012. CEO transition costs were $42 million for the three and six months ended June 30, 2012.

(4)	Average number of active employees total and expense have been adjusted for the strike.
(5)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(6)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.